

August 27, 2012

Via E-mail
Mr. Joseph D. Hill
Chief Financial Officer
Metabolix, Inc.
21 Erie Street
Cambridge, Massachusetts 02139

>   **RE: Metabolix, Inc.**
>   **Form 10-K for the Year Ended December 31, 2011**
>   **Filed March 12, 2012**
>   **Form 10-Q for the Period Ended June 30, 2012**
>   **Filed July 27, 2012**
>   **File No. 1-33133**

Dear Mr. Hill:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1.   Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-10

2.   You disclose your revenue recognition policy for milestone payments. Please provide the disclosures called for by ASC 605-28-50 for each arrangement that includes milestone consideration.

3.   Government grant revenue is earned as research expenses related to the grants are incurred. Please clarify whether any of these grant amounts are reflected as a reduction of expenses as well as how you determine whether these amounts should be reflected in revenues or as a reduction of expenses.

Note 3. Significant Collaborations, page F-13

4.   Your disclosures indicate that you reflect payments from collaborative partners as a reduction of research and development expenses, as an increase in revenues, or as a reduction of revenues. Please expand your disclosures to clarify which actual agreements you are reflecting in each of these three different ways. Please address your consideration of ASC 730-20-25 as well as ASC 808-10-45 in determining the appropriate accounting. For any significant agreements, please discuss the specific terms of the agreements and how you determined the appropriate accounting treatment for these agreements based on their terms. Please also provide the additional disclosures called for by ASC 730-20-50 as well as ASC 808-10-50, which should include the income statement classification and corresponding amounts attributable to transactions arising from collaborative arrangements for each period presented.

5.   Amounts due from collaborative partners related to development activities are reflected as a reduction of research and development expense which is different than collaborations with commercialized products. Please help us better understand the differences between these two activities and correspondingly how the differences resulted in different accounting treatment.

Form 10-Q for the Period Ended June 30, 2012

General

6.   Please address the above comments in your interim filings as well, as applicable.

<u>Management's Discussion and Analysis</u>
<u>Overview, page 15</u>

7.   Instruction 3 to Item 303(a) of Regulation S-K states that your discussion and analysis should focus specifically on material events and uncertainties that could cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. In this regard, please disclose the specific expected impact of terminating the commercial alliance with Archer Daniels Midland Company on your future results of operations, liquidity, and capital resources.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                                        Sincerely,

                                        /s/ John Cash, for

                                        Rufus Decker
                                        Accounting Branch Chief